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December 21, 2005	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

VIA OVERNIGHT DELIVERY

Ms. Sara W. Dunton, Senior Attorney

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com Jon D. Van Gorp Direct Tel (312) 701-7091 Direct Fax (312) 706-8362 jvangorp@mayerbrownrowe.com

Re:	Capital One Auto Receivables, LLC

Registration Statement on Form S-3

File No. 333-128722, filed on 9/30/2005

Dear Ms. Dunton:

On behalf of Capital One Auto Finance, Inc. (“Capital One”), as sponsor and sole equity owner of Capital One Auto Receivables, LLC, this letter responds to your letter dated December 14, 2005, providing comments on Amendment No. 1 to the Registration Statement on Form S-3 filed on November 10, 2005 (SEC File No. 333-128722) (the “Registration Statement”). For your convenience, each of your comments has been reproduced below, followed by Capital One’s response. Enclosed with this letter is Amendment No. 2 to the Registration Statement, marked to show all changes to the Registration Statement.

Prospectus Supplement

The Servicer, page S-22

Comment #1:	Please clarify what you mean by “limited guaranty” in the fourth paragraph. For example, a brief explanation of what that means, or a cross-reference to where that term is explained. We note that you list the “limited guaranty” as part of the Issuing Entity’s property on pages S-7 and S-19.

Response:	The form of prospectus supplement has been revised in response to Comment #1.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

December 21, 2005

Base Prospectus

Servicing and Collections, page 13

Comment #2:	Briefly explain what you mean by “vehicle remarketing” in the third bullet point under Special Services, or cross-reference to where you discuss that in more detail. Also clarify on page 15 in the last paragraph of the “Timeline for Activation of other Collection Remedies” section that you are referring to “vehicle remarketing” in the last sentence, if true, and briefly explain or provide a cross-reference to where you discuss that in more detail, in that section also.

Response:	The prospectus supplement has been revised in response to Comment 2. Note that in the second paragraph of the “Timelines for Activation of other Collection Remedies” we state that “[w]hen cars are repossessed, they are generally sold in various auctions across the country.”

Credit and Cash Flow Enhancement, page 33

Comment #3:	We re-issue our prior comment 29 regarding our request for more detail regarding “other agreements or arrangements with respect to third-party payments.” Please provide a specific description of the agreements contemplated.

Response:	The prospectus supplement has been revised in response to Comment 3.

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Mayer, Brown, Rowe & Maw LLP

Ms. Sara W. Dunton

December 21, 2005

Should you have any questions about this letter, please do not hesitate to contact Amy Moorhus Baumgardner of Capital One at (703) 720-2290 or me at (312) 701-7091.

Respectfully submitted,

/s/ Jon D. Van Gorp
Jon D. Van Gorp

cc:  Amy Baumgardner, Esq. (Capital One Financial Corporation)